Capital Auto Receivables, Inc.	Central Originating Lease Trust
200 Renaissance Center	c/o Central Originating Lease, LLC
Detroit, Michigan 48265	200 Renaissance Center
Detroit, Michigan 48265
VIA EDGAR
April 6, 2006

Re:	Capital Auto Receivables, Inc.:
Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-131476)

Central Originating Least Trust:
Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-131476-01)
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capital Auto Receivables, Inc. and Central Originating Lease Trust (the “Companies”) hereby request acceleration of the effectiveness of the above-referenced Registration Statements on Form S-3 so that the Registration Statements will become effective at 5:30 p.m. Eastern time on Tuesday, April 11, 2006 or as soon thereafter as is practicable.
          The Companies acknowledge that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Companies may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAPITAL AUTO RECEIVABLES, INC.

By:	/s/ Sanjiv Khattri
Name:	Sanjiv Khattri
Title:	Chairman of the Board

CENTRAL ORIGINATING LEASE TRUST

By:	Central Originating Lease, LLC, a certificateholder of Central Originating Lease Trust

By:	/s/ Sanjiv Khattri
Name:	Sanjiv Khattri
Title:	Chairman of the Board